

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 31, 2007

Mr. Stanton E. Ross
Chief Executive Officer
Infinity Energy Resources, Inc
633 Seventeenth Street, Suite 1800
Denver Colorado, 80202

> **Re:** **Infinity Energy Resources, Inc**
> **Form 10-K for the Year Ended December 31, 2006**
> **Filed on March 14, 2007**
> **Response Letter Dated September 10, 2007**
> **Response Letter Dated October 4, 2007**
> **File No. 000-17204**

Dear Mr. Ross:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief